January 21, 2015

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic

Re:	Hennessy Capital Acquisition Corp.
Schedule TO-I
Filed January 7, 2015
File No. 005-87838

Dear Mr. Orlic:

On behalf of Hennessy Capital Acquisition Corp. (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we transmit herewith Amendment No. 2 to the above-referenced Schedule TO-I (“Amendment No. 2”) via the Securities and Exchange Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated January 15, 2015 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 2 (and the exhibits thereto), marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Amended and Restated Offer to Exchange, dated January 21, 2015 (the “Offer to Exchange”), which is attached as Exhibit (a)(1)(E) to Amendment No. 2 being filed concurrently herewith. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Exchange.

General

1.	You appear to be engaged in a distribution of common stock to warrant holders, within the meaning of Regulation M, within the same timeframe as you will be offering to

U.S. Securities and Exchange Commission

January 21, 2015

redeem common stock from your current security holders. Also, the Backstop Commitment Investor appears to be an “affiliated purchaser” within the meaning of Rule 100(b) of Regulation M. Please provide your analysis under Regulation M with respect to these issues.

Response: As discussed below, the Company believes that its offer to exchange (the “Offer”) up to a maximum of 5,750,000 of its outstanding Warrants for shares of Company common stock (the “Shares”) at an exchange ratio of 0.1 of a Share for each Warrant validly tendered and not withdrawn does not constitute a “distribution” within the meaning of Regulation M.

Rule 102 of Regulation M provides that “[i]n connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” With respect to a “distribution,” the definition in Rule 100 requires “an offering of securities…that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added).

Small Magnitude. The maximum amount of Shares issuable in connection with the Offer is 575,000, which represents approximately 4% of the currently outstanding Shares and, on a pro forma basis after giving effect to the consummation of the Business Combination and related transactions, including the Sponsor Warrant Exchange, will represent approximately 2% of the outstanding Shares.1 The pro forma percentage is more relevant for these purposes, as no Shares will be issued in connection with the Offer until after the Business Combination has been completed. Accordingly, the maximum amount of Shares issuable in connection with the Offer represents a relatively small percentage as compared to the total number of outstanding Shares and is not of significant magnitude that would be considered a distribution under Regulation M.

Absence of Special Selling Efforts and Selling Methods. We further note that there have not been, and will not be, any “special selling efforts and selling methods” by or on behalf of the Company in connection with the Offer. Neither the Company nor any of its representatives have been or will be engaging in efforts to solicit tenders in the Offer. In addition, given the Company’s reliance on the Section 3(a)(9) exemption from Securities Act registration, it cannot pay any fee, commission or other compensation to any person to solicit tenders in the Offer or enter into any contract, arrangement or understanding to do the same. The Company has not taken and will not take measures that are sometimes seen in exchange offers, such as

[1]

On a fully-diluted basis, the pro forma percentage would be less than 2% when taking into account the Shares issuable upon conversion of Hennessy Capital preferred stock and the Shares issuable upon exercise of the 11.5 million Warrants that will remain outstanding following the completion of the Offer and the Sponsor Warrant Exchange. The relevant assumptions and bases for these calculations may be found in pages A-287 to A-288 of Annex A (Hennessy Capital’s Definitive Proxy Statement dated January 20, 2015) to the Offer to Exchange.

U.S. Securities and Exchange Commission

January 21, 2015

hiring a solicitation agent or other third party to solicit Warrant tenders or engaging in any phone campaigns to do the same. The Company initiated the Offer solely due to its contractual obligations under the Purchase Agreement, and apart from announcing the Offer and preparing and mailing the Offer documents to Warrant holders, the Company and its representatives have no active role in determining the level of participation by Warrant holders in the Offer. As disclosed in the Offer to Exchange, neither the Company nor any of its officers, directors or representatives makes any recommendation whether Warrant holders should tender. Rather, each Warrant holder must make its own decision whether to tender his, her or its Warrants based on the terms and conditions of the Offer. Thus, the Offer does not “force” the Warrant holders to make an investment decision as in the case of, for example, a call for redemption of securities. The Warrant holders are free to ignore the Offer and simply continue to hold their Warrants. Furthermore, it does not make any difference to the Company whether any or all of the Warrants are tendered in the Offer, since following the completion of the Offer and the Sponsor Warrant Exchange, the same number of Warrants will have been exchanged. In summary, no special selling efforts or selling methods by or on behalf of the Company have been or will be involved in connection with the Offer.

Policy Considerations Support Finding of “No Distribution.” As a final point, we note that the purpose of the Offer is not to facilitate a distribution of Company common stock but rather to reduce the potential market overhang created by the significant number of outstanding Warrants and, as a result, provide investors and potential investors with greater certainty as to the Company’s capital structure. In addition, the exchange ratio in the Offer is fixed and is not subject to manipulation by the Company, as it was specifically negotiated with Seller and provided for in the Purchase Agreement.

For all of the foregoing reasons, the Company respectfully submits that the Offer does not constitute a “distribution” for purposes of Regulation M and, as a result, the remainder of the Staff’s comment is not applicable.2

2.	Disclosure indicates that the purchase of Placement Warrants might occur prior to, or within ten business days after, the termination of the Offer Period. Please provide your analysis under Rule 13e-4(f)(6) and/or Rule 14e-5.

Response: We acknowledge the Staff’s comment. The Company has revised its disclosure in the Offer to Exchange to provide that, in accordance with Rule 13e-4(f)(6) under the Exchange Act, the Sponsor Warrant Exchange will occur on the eleventh (11th) business day following the expiration of the Public Warrant Exchange Offer. See the second cover page and pages 1, 13 and 21 of the Offer to Exchange.

[2]	As discussed with the Staff by telephone conversation on January 20, 2015, in the event one were to conclude there is a “distribution” under Regulation M in connection with the Offer, the Company believes that it could rely on the unsolicited purchases exception of Rule 102(b)(6) vis-à-vis any redemptions of existing investors in connection with the Business Combination.

U.S. Securities and Exchange Commission

January 21, 2015

Extensions of the Offer, page 12

3.	We note that the consummation of the Business Combination is not a condition to the Offer. Please disclose the impact of the warrant exchange on a stockholder’s pro rata share of the aggregate amount on deposit in the trust account, if the Offer is completed and the Business Combination is not consummated.

Response: We acknowledge the Staff’s comment. The Company has amended the Offer to Exchange to (i) include a condition to the Offer that the consummation of the Business Combination shall have occurred prior to the Expiration Date and (ii) provide that the Expiration Date will not occur until 12:00 midnight, New York City time, at the end of the day on February 13, 2015, five business days after the expected consummation date of the Business Combination. See the cover page and the second cover page and pages 2, 3, 6, 11, 13, 24 and 25 of the Offer to Exchange. We hereby confirm, on behalf of the Company, that promptly following the consummation of the Business Combination, the Company will issue a press release and file a Schedule TO amendment disclosing the same. In light of the foregoing changes to the terms of the Offer and related revisions to the Offer to Exchange, we respectfully submit that the Staff’s comment is no longer applicable.

Tender Constitutes an Agreement, page 14

4.	Delete the language here and in the letter of transmittal requiring security holders to acknowledge or certify that they have “read” the terms of the offer and that the offer is “discretionary” on the part of the company.

Response: In response to the Staff’s comment, the Company has revised page 16 of the Offer to Exchange and page 3 of the Amended and Restated Letter of Transmittal, which is attached as Exhibit (a)(1)(F) to Amendment No. 2 being filed concurrently herewith, in accordance with the Staff’s comment.

Conditions; Termination; Waivers; Extensions; Amendments, page 22

5.	Please revise the third paragraph on page 24 to acknowledge that, if the acceptance for exchange, or the exchange, of warrants is delayed or if you are unable to accept for exchange warrants pursuant to the Offer, then tendered warrants may be withdrawn to the extent that tendering security holders are entitled to withdrawal rights as described in the Offer.

Response: In response to the Staff’s comment, the Company has revised the third paragraph on page 26 of the Offer to Exchange in accordance with the Staff’s comment.

Closing Comments

In responding to our comments, please provide a written statement from the company acknowledging that:

U.S. Securities and Exchange Commission

January 21, 2015

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge the Staff’s comment and refer the Staff to the signed statement enclosed herewith from the Company.

*  *  *  *  *

U.S. Securities and Exchange Commission

January 21, 2015

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Acquisition Corp.
Peter H. Ehrenberg, Esq., Lowenstein Sandler LLP

January 21, 2015

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic

Re:	Hennessy Capital Acquisition Corp.
Schedule TO-I
Filed January 7, 2015
File No. 005-87838

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 15, 2015, Hennessy Capital Acquisition Corp. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HENNESSY CAPITAL ACQUISITION CORP.

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman and Chief Executive Officer